As filed with the Securities and Exchange Commission on July 22, 2016

File No. 812-[______]

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________________________________

In the Matter of

AB BOND FUND, INC. ET AL.
ALLIANCEBERNSTEIN L.P.

APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

_____________________________________________________________________________________

Please send all communications to:

Emilie D. Wrapp AllianceBernstein L.P. 1345 Avenue of the Americas New York, New York l0105	Paul M. Miller Seward & Kissel LLP 901 K Street, N.W. Suite 800 Washington, DC 20001

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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of
AB BOND FUND, INC.; AB CAP FUND, INC.;	)	APPLICATION FOR AN ORDER PURSUANT
AB CORE OPPORTUNITIES FUND, INC.;	)	TO SECTION 6(c) OF THE INVESTMENT
AB CORPORATE SHARES; AB DISCOVERY GROWTH FUND, INC.;	)	COMPANY ACT OF 1940, AS AMENDED, FOR
AB EQUITY INCOME FUND, INC.;	)	AN EXEMPTION FROM SECTIONS 18(f) AND
AB GOVERNMENT EXCHANGE RESERVES; AB FIXED-INCOME SHARES, INC.;	)	21(b) OF THE ACT; UNDER SECTION 12(d)(1)(J)
AB GLOBAL BOND FUND, INC.; AB GLOBAL REAL ESTATE INVESTMENT FUND, INC.;	)	OF THE ACT FOR AN EXEMPTION FROM
AB GLOBAL RISK ALLOCATION FUND, INC.;	)	SECTION 12(d)(1) OF THE ACT; UNDER
AB GLOBAL THEMATIC GROWTH FUND, INC.;	)	SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN
AB GROWTH AND INCOME FUND, INC.; AB HIGH INCOME FUND, INC.;	)	EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2),
AB INSTITUTIONAL FUNDS, INC.; AB INTERNATIONAL GROWTH FUND, INC.;	)	AND17(a)(3) OF THE ACT; AND UNDER
AB LARGE CAP GROWTH FUND, INC.; AB MUNICIPAL INCOME FUND, INC.;	)	SECTION 17(d) OF THE ACT AND RULE 17d-1
AB MUNICIPAL INCOME FUND II; AB TRUST;	)	THEREUNDER TO PERMIT CERTAIN JOINT
AB UNCONSTRAINED BOND FUND, INC.; AB VARIABLE PRODUCTS SERIES FUND, INC.;	)	ARRANGEMENTS AND TRANSACTIONS
SANFORD C. BERNSTEIN FUND, INC.; SANFORD C. BERNSTEIN FUND II, INC.;	)
BERNSTEIN FUND, INC.; THE AB POOLING PORTFOLIOS; THE AB PORTFOLIOS;	)
ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.; ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.;	) )
ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.; AND AB MULTI-MANAGER ALTERNATIVE FUND	) )

ALLIANCEBERNSTEIN L.P.

File No. 812-[______]

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I.            STATEMENT OF FACTS

Each of the registered management investment companies listed in Exhibit A to this application (each, a "Company", and collectively, the "Companies"), on its own behalf and on behalf of its respective underlying series, and any registered closed-end management investment company or open-end management investment company or series thereof that may be advised by the Adviser (as defined below) in the future, together with AllianceBernstein L.P., hereby submit this application for an order of the Securities and Exchange Commission (the "Commission") under Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the "Application").  Each of the Companies and AllianceBernstein L.P. are referred to herein as an "Applicant", and collectively, the "Applicants."  The Applicants request that the order apply to the Applicants and to any registered closed-end management investment company or open-end management investment company or series thereof for which AllianceBernstein L.P., or any successor thereto, or an investment adviser controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with AllianceBernstein L.P., or any successor thereto, serves as investment adviser (each such investment company or series thereof, a "Fund" and collectively the "Funds", and each such investment adviser, the "Adviser").  Certain Funds are, or may be, money market funds that comply with Rule 2a-7 under the 1940 Act (each, a "Money Market Fund" and collectively, the "Money Market Funds", and they are included in the term "Funds").1  Each Fund that currently intends to rely on the requested order has been named as an Applicant, and any other Fund that relies on the requested order in the future will comply with the terms and conditions set forth in the Application.

II.            INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility through which each of the Funds may directly lend money to, and borrow money from, each other Fund for temporary purposes (the "InterFund Lending Program"), provided that the loans are made in accordance with the terms and conditions described in this Application.  The relief requested will permit the Funds access to a source of money and reduce costs currently incurred by a Fund needing to obtain a loan for temporary purposes.  In addition, the requested relief will enable a Fund with cash available to earn a return on the money that the Fund might otherwise not be able to invest, or earn a higher rate of interest on investment of the Fund's short-term balances.  The Applicants submit that the requested exemptions are necessary and appropriate in the public interest, and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

III.            BACKGROUND

A.            The Applicants

Each Company is organized as either a Maryland corporation or a Massachusetts business trust and is registered with the Commission as a closed-end management investment company or an open-end management investment company. Each Company has issued shares of one or more Funds with its own distinct investment objectives, policies and restrictions.

The Board of Directors of each Company formed as a corporation and the Board of Trustees of each Company formed as a trust (each a "Board," and collectively, the "Boards") have the authority to, and may, from time to time, create additional series of a Company. Each Fund currently offers its shares pursuant to an effective registration statement, pursuant to which the Fund's shares are registered under the Securities Act of 1933, as amended (the "Securities Act"). Each Fund has entered into an investment advisory agreement with the Adviser pursuant to which the Adviser provides investment management services and manages the Fund's business affairs, subject to the general oversight of the Board.

1 Although the Money Market Funds are applying for relief hereunder, the Applicants expect that such Funds, which rarely need to borrow cash to meet redemptions, will typically not participate as borrowers.  In addition, the Applicants expect that the closed-end Funds typically would not participate as borrowers under the InterFund Lending Program.
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AllianceBernstein L.P., a Delaware limited partnership, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, (the "Advisers Act") and currently serves as the investment adviser to each existing Fund. AllianceBernstein supervises client accounts with assets as of March 31, 2016, totaling approximately $479 billion (of which more than $97 billion represented assets of registered investment companies sponsored by AllianceBernstein L.P.). AllianceBernstein Corporation is the general partner of AllianceBernstein.

The Adviser serves or will serve as investment adviser to each Fund, and to the extent applicable, oversee the activities of all sub-advisers to the Fund ("Sub-Advisers").  Sub-Advisers, to the extent used by a Fund, will provide subadvisory services pursuant to a sub-advisory agreement, and will be responsible for managing all or a portion of the relevant Fund's assets under the supervision of the Adviser.  Each Sub-Adviser will be registered as an investment adviser under the Advisers Act.

Although the Funds typically invest a portion of their available cash in money market securities, with respect to cash positions that arise late in a day, when money markets are effectively closed or offer limited investment opportunities, the Funds may, from time to time, benefit from custodian offsets granted by their custodian banks.  Custodian banks may grant such offsets in consideration of the Funds permitting these banks to utilize such late day cash positions under agreed to arrangements (such agreed to arrangements may include deposits held at the banks in non-interest bearing accounts in exchange for custodian offsets).  A custodian offset would be similar to a short-term investment made by a Fund, to the extent that the custodian offset reduces any expenses that the Fund would otherwise pay, thereby potentially increasing the net income available for distribution to Fund shareholders.

To the extent that a Fund participates as a potential borrower and/or lender in the InterFund Lending Program, the Fund's fundamental policies permit, or will permit, borrowing and/or lending, as applicable.  The amount of permitted temporary borrowings may vary for each Fund, but in no case exceeds, or will exceed, the amount permitted under the 1940 Act and the rules, regulations and any orders obtained thereunder.

Subject to the general oversight of the Boards, each of the Adviser and, to the extent applicable, each Sub-Adviser, has the discretion to purchase and sell securities and other assets and manage the short-term cash positions for the Funds in accordance with the Funds' respective investment policies, objectives, and strategies.

B.            Current Lending and Borrowing Practices

At any particular time, a Fund with uninvested cash may lend money to a bank or other entity by entering into a repurchase agreement or invest in an affiliated money market fund or other short-term money market instruments.  At the same time, another Fund may need to borrow money from the same or similar banks for temporary purposes, such as, for example, to cover an unanticipated cash shortfall (e.g., a trade "fail").  Although some Funds may borrow for investment purposes, such Funds will not borrow from the InterFund Lending Program for the purposes of leverage.2

            Certain of the Funds are or will be parties to an unsecured 364-day, $280 million revolving credit agreement (the "Credit Agreement") with a group of lenders, which agreement terminates on July 6, 2017 unless otherwise extended or renewed, for temporary purposes related to redemptions and other short term liquidity requirements.  The Funds party to the Credit Agreement are required to pay a facility fee, and interest will be payable by a Fund to the extent of any amount of principal due from it.  The Funds do not currently intend to terminate the Credit Agreement if the relief requested herein is granted, but expect to renegotiate such arrangements from time to time depending on prevailing conditions.  Furthermore, recent changes in regulatory bank capital rules may reduce willingness by banks to continue to provide the Funds with existing credit lines, or may cause banks to offer such credit lines at commitment fees and spreads significantly in excess of current rates.  The Funds also have an informal overdraft arrangement with their custodians, and the Applicants expect that custodian overdrafts will remain available in the event that any order requested by this application is granted.

2 In addition, certain Funds that do not borrow for investment purposes may engage in investment activities, such as short sales or derivatives, which may have the effect of investment leverage.
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C.            Consideration by the Boards and/or the Adviser

Based on a review of the borrowing and lending options currently available to the Funds compared to those available to other registered investment companies pursuant to publicly available exemptive orders, the Boards have determined that it is prudent to provide the Funds with additional options for borrowing and lending money in the case of an unexpected volume of redemptions, or an unanticipated cash shortfall due to settlement failures.    Since on any given day many Funds may hold significant cash positions, the Boards have concluded that the ability to borrow between and among the Funds, subject to compliance policies and procedures designed to ensure compliance with the terms and conditions of the requested order, would benefit the borrower and lender.

In addition, the Funds may have available cash that from time-to-time cannot be invested because the money markets may be effectively closed, and these Funds could benefit by lending the money to the Funds needing to borrow money.

If the Funds that experience a cash shortfall were to borrow under the Credit Agreement (or another credit facility), they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing Funds on investments in repurchase agreements and other short-term money market instruments.  The difference between the higher rate paid on a borrowing and what the bank pays to borrow under repurchase agreements or other arrangements represents, in part, the bank's profit for serving as the middleperson between a borrower and lender to the extent that it is not attributable to any material difference in the credit quality or risk of such transactions.

D.            The InterFund Lending Program

Under the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement with each other that would permit each Fund whose policies permit it to do so to lend money directly to, and borrow money directly from, other Funds for temporary purposes through the InterFund Lending Program (an "InterFund Loan").  Although bank borrowings and/or custodian overdrafts may be sufficient to supply the Funds with a portion of the cash required to satisfy unanticipated redemptions and "sales fails," under the proposed InterFund Lending Program, a borrowing Fund would pay lower interest rates than those that typically would be payable under short-term loans offered by banks or custodian overdrafts.

Under the current agreement negotiated between the Funds and the lending banks, the lending rate would generally be at a spread significantly above the rates available through repurchase agreements.  Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or certain other short-term money market instruments.  Thus, the proposed InterFund Lending Program would benefit both borrowing and lending Funds.  Although the proposed InterFund Lending Program would reduce the Funds' need to borrow from banks or through custodian overdrafts, the Funds would be free to try to establish and/or continue lines of credit or other borrowing arrangements with banks.  The Funds would continue to have the option of using bank borrowings if it is determined at the time that an urgent need arises and such course of action is more appropriate.

It is anticipated that the InterFund Lending Program would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate and also operational flexibility at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Funds in connection with the periodic re-balancing of their individual investment portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and fixed income instruments). However, Fund redemption requests are normally effected on a trade date plus 1 (T + 1) basis (i.e., the day following the trade date).   Accordingly, the InterFund Lending Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.
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It is also anticipated that a Fund could use the InterFund Lending Program when a sale of securities "fails," due to circumstances beyond the Fund's control, such as a delay in the delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction.  "Sales fails" may result in a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold.  In the event of a sales fail, the custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges.  Alternatively, the Fund could:  (i) "fail" on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund, or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment.  Use of the InterFund Lending Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.

To the extent that Funds participate in the InterFund Lending Program, such Funds are, or will be, eligible to participate in the InterFund Lending Program as borrowers and/or lenders.  However, the closed-end Funds and Money Market Funds typically would not participate as borrowers under the InterFund Lending Program, but may do so if it is determined to be in the best interests of such Funds by the Adviser and its respective portfolio manager(s). Each Fund must proactively "opt-in" to the InterFund Lending Program as a potential borrower or lender.

The interest rate charged to the Funds on any InterFund Loan ("InterFund Loan Rate") would be determined daily, as applicable, by the InterFund Lending Program Administration Group (as defined below) and will consist of the average of the (1) highest repo (lending) rate (the "Repo Rate"), and (2) bank credit facility (borrowing) rate (the "Bank Loan Rate").  The Repo Rate would be the highest current overnight repurchase agreement rate available to a lending Fund, and the Bank Loan Rate for any day would be calculated in accordance with a formula approved by the Boards by the InterFund Lending Program Administration Group on each day an InterFund Loan is made.  The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to a borrowing Fund, and would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary so as to reflect changing bank loan rates.  The initial formula and any subsequent modifications to the formula would be subject to Board approval.  In addition, the Board of each Fund will periodically review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund.  The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates and the periodic review by the Boards of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, would ensure that the Bank Loan Rate remained in line with current market rates and representative of the cost of borrowing from banks to satisfy the Funds' short-term needs.  The InterFund Loan Rate would be the same for all borrowing Funds on a given day.  The Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

Certain of the Adviser's fund administrative and fund accounting personnel (other than investment advisory personnel) (the "InterFund Lending Program Administration Group") will administer the InterFund Lending Program.  The InterFund Lending Program Administration Group will consist primarily of employees and officers of the Adviser's fund administration and fund accounting department with support from the Adviser's risk management, compliance, legal, trading and informational technology personnel. The InterFund Lending Program Administration Group will be responsible for, among other things, monitoring daily cash balances of lending Funds and the cash needs of borrowing Funds; verifying with the portfolio manager(s) of a borrowing Fund that the Fund has receivables, assets that mature or liquid assets that will be sold so that the duration of the borrowing will be limited to the time it takes to receive payments from such sources to pay off the borrowing; and verifying that the borrowings will be within all interfund lending policies and limits. No portfolio manager of any Fund will serve as a member of the InterFund Lending Program Administration Group. Based on information it receives from various sources and without consultation with portfolio managers, each Fund's custodian currently determines and provides portfolio managers the amount of cash that they have available for investment purposes each day.  Unforeseen circumstances, such as a security transaction failing to settle on time or an unforeseen level of redemptions, may cause a Fund to end a day with a negative cash position.  The program's activities will be monitored by the Funds' Chief Compliance Officer.  An InterFund Loan will be made only if the InterFund Loan will be in the best interest of both the lending and borrowing Funds.

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On any day when a Fund needs to borrow money, the InterFund Lending Program Administration Group will consider the cash positions and borrowing needs of all Funds.  Under the proposed InterFund Lending Program, each participating Fund's portfolio manager(s), who would be employees of the Adviser or the relevant Sub-Adviser, as applicable, would have the ability to provide standing instructions to participate daily as a borrower or lender.  The InterFund Lending Program Administration Group on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.  After the InterFund Lending Program Administration Group has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager(s) or such remaining amounts will be invested directly by the portfolio managers of the Funds.  The InterFund Lending Program Administration Group will also consider how much earned lending revenue each Fund has had, and will attempt to allocate lending across all Funds that may make InterFund Loans in an equitable fashion.  If there is not enough cash available to meet all needs, the InterFund Lending Program Administration Group will decide the amount of cash that will be allocated to each Fund needing to borrow money.  The InterFund Loan Rate will never be (i) less favorable to the lending Fund than the Repo Rate, or (ii) less favorable to the borrowing Fund than the Bank Loan Rate.  Thus, no InterFund Loan would be made on terms unfavorable to either the lending Fund or the borrowing Fund relative to these measures.

The InterFund Lending Program Administration Group would allocate borrowing demand and cash available for lending among the Funds on what the InterFund Lending Program Administration Group believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs.  To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.  The InterFund Lending Program Administration Group will make an InterFund Loan in the required amount or for the amount of cash that is available only if the InterFund Loan Rate is more favorable to the lending Fund than the Repo Rate and more favorable to the borrowing Fund than the Bank Loan Rate.  To ensure the InterFund Lending Program will not interfere with an investment program, portfolio managers may elect for their funds not to participate in the InterFund Lending Program for whatever amount of time they believe necessary to complete the investment program.  The InterFund Lending Program Administration Group will honor the election, and the Adviser or the applicable Sub-Adviser will continue to manage the short-term cash of those Funds opting out of the InterFund Lending Program in accordance with established operating procedures.

Once the InterFund Lending Program Administration Group has determined the aggregate amount of cash available for loans and borrowing demand, the InterFund Lending Program Administration Group will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds.  The InterFund Lending Program Administration Group will not solicit cash for the InterFund Lending Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers.

The InterFund Lending Program Administration Group, on behalf of the Adviser, would (i) monitor the InterFund Loan Rate and other terms and conditions of the InterFund Loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations; (iii) implement and follow procedures designed to ensure equitable treatment of each Fund; and (iv) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the InterFund Lending Program and the InterFund Loan Rate.

The Adviser, through the InterFund Lending Program Administration Group, would administer the InterFund Lending Program as a disinterested fiduciary as part of its duties under the investment management and administrative agreements with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the InterFund Lending Program.  This means no Fund will pay any additional fees in connection with the administration of the InterFund Lending Program (i.e., the Funds will not pay: standard pricing, record keeping, book keeping or accounting fees in connection with the InterFund Lending Program).  The procedures for allocating cash among borrowing Funds and determining loan participations among lending Funds, together with related administrative procedures, will be approved by each Board, including a majority of its Directors/Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act (collectively, the "Independent Directors/Trustees"), to ensure that both borrowing and lending Funds participate on an equitable basis.
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Under the proposed InterFund Lending Program, a Fund would be permitted to lend to another Fund on an unsecured basis only if the borrowing Fund's total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing.  If a Fund had a secured loan outstanding from any other source, or if the Fund's outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis.

Under current investment restrictions and/or non-fundamental policies, each Fund's lending activities are also limited.  Prior to making any loan or borrowing under the InterFund Lending Program with respect to a Fund that is not currently permitted to do so, the Adviser will seek approval of shareholders of the Fund to the extent necessary to change restrictions to allow borrowing and lending pursuant to the InterFund Lending Program.  To the extent necessary to allow lending and borrowing, respectively, pursuant to the InterFund Lending Program that is considered beneficial by a Fund's Board, the Board will change that Fund's non-fundamental policies as may be necessary.  Amounts borrowed by each Fund, including any amount borrowed through the InterFund Lending Program, must be consistent with the restrictions and/or policies applicable to each Fund at the time of the borrowing.  The InterFund Lending Program Administration Group will verify with a portfolio manager of a borrowing Fund that a borrowing Fund must either have receivables, assets that mature, or liquid assets which will be sold so that the duration of any borrowings made under the InterFund Lending Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the InterFund Lending Program.  In addition, amounts borrowed through the proposed InterFund Lending Program would be reasonably related to a Fund's temporary borrowing need.

In order to facilitate monitoring of these conditions, the Applicants will limit a Fund's borrowings through the proposed InterFund Lending Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund's total net cash redemptions for the preceding seven (7) calendar days or 102% of the Fund's sales fails for the preceding seven (7) calendar days.  All loans would be callable at any time with one business day notice by the lending Fund.  A borrowing Fund could repay an outstanding loan in whole or in part at any time.  While a borrowing Fund would pay interest on the borrowing, the borrowing Fund would not pay any fees in connection with any early repayment of an InterFund Loan.  The Funds will not borrow from the proposed InterFund Lending Program for leverage purposes.

No Fund may participate in the InterFund Lending Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the InterFund Lending Program in its registration statement on Form N-1A or, in the case of a closed-end Fund, in its registration statement on Form N-2 or shareholder reports; and (iii) the Fund's participation in the InterFund Lending Program is consistent with its investment objectives, investment restrictions, policies, limitations, and organizational documents.

IV.            STATUTORY PROVISIONS

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

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Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company.  Under Section 18(g) of the 1940 Act, the term "senior security" includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an "affiliated person" of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines "control" as "the power to exercise a controlling influence over the management or policies of a company," but excludes situations in which "such power is solely the result of an official position with such company."

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act "if and to the extent that such exemption is consistent with the public interest and the protection of investors."

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V.            REQUEST FOR ORDER

In connection with the InterFund Lending Program, the Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

A.            Conditions of Exemption

The Applicants agree that any order granting the requested relief will be subject to the following conditions:
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1.	The InterFund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.            On each business day when an interfund loan is to be made, the InterFund Lending Program Administration Group will compare the Bank Loan Rate with the Repo Rate and will make cash available for InterFund Loans only if the InterFund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.            If a Fund has outstanding bank borrowings, any InterFund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank borrowing; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default by the Fund, will automatically (without need for action or notice by the lending Fund), constitute an immediate event of default under the interfund lending agreement, which both (aa) entitles the lending Fund to call the InterFund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.            A Fund may borrow on an unsecured basis through the InterFund Lending Program only if the relevant borrowing Fund's outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund's InterFund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Fund's total outstanding borrowings immediately after an InterFund Loan would be greater than 10% of its total assets, the Fund may borrow through the InterFund Lending Program only on a secured basis. A Fund may not borrow through the InterFund Lending Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund's fundamental restriction or non-fundamental policy.

5.            Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding InterFund Loan to a Fund by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding InterFund Loans to other Funds, (ii) reduce its outstanding indebtedness to other Funds to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan to other Funds by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% of its total assets is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan to Funds at least equal to 102% of the outstanding principal value of the InterFund Loans.

6.            No Fund may lend to another Fund through the InterFund Lending Program if the loan would cause the lending Fund's aggregate outstanding loans through the InterFund Lending Program to exceed 15% of its current net assets at the time of the loan.

7.            A Fund's InterFund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.            The duration of InterFund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven (7) days. Loans effected within seven (7) days of each other will be treated as separate loan transactions for purposes of this condition 8.
Page 11 of 29 sequentially numbered pages (including exhibits)

9.            A Fund's borrowings through the InterFund Lending Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash redemptions for the preceding seven (7) calendar days or 102% of a Fund's sales fails for the preceding seven (7) calendar days.

10.            Each InterFund Loan may be called at any time on one business day notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.            A Fund's participation in the InterFund Lending Program must be consistent with its investment restrictions, policies, limitations, and organizational documents.

12.            The InterFund Lending Program Administration Group will calculate total Fund borrowing and lending demand through the InterFund Lending Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager. The InterFund Lending Program Administration Group will not solicit cash for the InterFund Lending Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The InterFund Lending Program Administration Group will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager(s) or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.            The InterFund Lending Program Administration Group will monitor the InterFund Loan Rate charged and the other terms and conditions of the InterFund Loans and will make a quarterly report to the Board concerning the participation of the Funds in the InterFund Lending Program and the terms and other conditions of any extensions of credit under the InterFund Lending Program.

 14.            Each Board, including a majority of its Independent Directors/Trustees, will (i) review, no less frequently than quarterly, the participation of each Fund it oversees in the InterFund Lending Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on InterFund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the InterFund Lending Program by each Fund it oversees.

15.            Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the InterFund Lending Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the InterFund Loan Rate, the rate of interest available at the time each InterFund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Boards in connection with the review required by conditions 13 and 14.

 16.            In the event an InterFund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning InterFund Loans. If the dispute involves Funds that do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund. The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

 17.            The Adviser will prepare and submit to the Board for review an initial report describing the operations of the InterFund Lending Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the InterFund Lending Program, the Adviser will report on the operations of the InterFund Lending Program at each Board's quarterly meetings. Each Fund's chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in the InterFund Lending Program, that evaluates the Fund's compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund's chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the InterFund Lending Program, that certifies that the Fund and the Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:
Page 12 of 29 sequentially numbered pages (including exhibits)

(a)	that the InterFund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

(b)	compliance with the collateral requirements as set forth in the Application;

(c)	compliance with the percentage limitations on interfund borrowing and lending;

(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

(e)	that the InterFund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the InterFund Loan.

Additionally, each Fund's independent registered public accounting firm, in connection with such firm's audit examination of the Fund, will review the operation of the InterFund Lending Program for compliance with the conditions of the Application and such review will form the basis, in part, of the firm's report on internal accounting controls in Form N-SAR.

 18.            No Fund will participate in the InterFund Lending Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in the relevant Company's registration statement on Form N-1A (or any successor form adopted by the Commission), or, in the case of a closed-end Fund, the Company's registration statement on Form N-2 (or any successor form adopted by the Commission) or shareholder reports, all material facts about the Fund's intended participation.

VI.            SUPPORT OF THE EXEMPTION

A.            Precedent

The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same as those proposed in this Application (e.g., Northern Funds, Investment Company Act Release No. 29368 (July 23, 2010) (notice), and 29381 (August 18, 2010) (order) (the "Northern Funds Order"), MFS Series Trust I, et al., Investment Company Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the "MFS Order"); Principal Funds, Inc., Investment Company Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the "Principal Funds Order"); John Hancock Variable Insurance Trust et al., Investment Company Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the "John Hancock Order"); Fidelity Aberdeen Street Trust et al., Investment Company Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the "Fidelity Order"), DFS Investment Dimensions Group Inc., et al., Investment Company Act Release Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (the "DFS Order"), Vanguard Admiral Funds, et al., Investment Company Act Release Nos. 31021 (Apr. 17, 2014) (Notice), and 31044 (May 13, 2014) (Order) (the "Vanguard Order"); Ivy Funds, et al., Investment Company Act Release Nos. 31068 (June 2, 2014) (Notice), and 31138 (June 30, 2014) (Order) (the "Ivy Order"); BMO Funds, Inc., et al., Investment Company Act Release Nos. 31146 (July 2, 2014) (Notice), and 31193 (July 30, 2014) (Order) (the "BMO Order"); JNL Series Trust, et al., Investment Company Act Release Nos. 31261 (Sept. 24, 2014) (Notice), 31297 (Oct. 20, 2014) (Order) (the "JNL Order");  PNC Funds, et. al., Investment Company Act Release Nos. 31976 (Feb. 1, 2016) (Notice), and 32010 (Feb. 29, 2016) (Order) (the "PNC Order"); AMCAP Fund, et al., Investment Company Act Release Nos. 32049 (March 24, 2016 (Notice) and 32077 (April 19, 2016) (Order) (the "AMCAP Order"); and Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 32115 (May 16, 2016) (Notice), and 32148 (June 13, 2016) (Order) (the "Nationwide Order").

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing "purchase" of a security.  Although the term "purchase" is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, the Applicants contend that the taking of a pledge or security interest in the property of a borrowing Fund by a lending Fund, could be deemed to be a "purchase" by the lending Fund.  The Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, the Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their securities as contemplated by the Applicants' proposed Condition of Exemption 5.  The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, Vanguard Order, Ivy Order, BMO Order and JNL Order, in particular, are very strong precedent for the relief requested by the Applicants in so far as the process used in those applications to administer interfund loans are indistinguishable from that which the Applicants propose to use.  The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, Vanguard Order, Ivy Order, BMO Order, JNL Order, PNC Order, AMCAP Order and Nationwide Order also each grant relief from Section 17(a)(2), as would the present application.
Page 13 of 29 sequentially numbered pages (including exhibits)

B.            Statements in Support of Application

The proposed InterFund Lending Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in obtaining bank loans and obtaining custodian overdrafts for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances.  Other than its receipt of its fees under the investment management and, as applicable, administration agreements with each Fund, the Adviser has no pecuniary or other stake in the InterFund Lending Program.

Before the Funds participate in the proposed InterFund Lending Program, the Independent Directors will carefully consider the benefits and possible additional risk to the Funds they oversee as a result of their participation in the InterFund Lending Program and conclude that participation in the InterFund Lending Program would be in the best interests of each such Fund.  As part of the Board's review of the continuing appropriateness of a Fund's participation in the InterFund Lending Program, as required by condition 14, the Board, including a majority of the Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund's liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund's portfolio liquidity is sufficient to satisfy its obligations under the InterFund Lending Program along with its other liquidity needs.

The significant benefits to be derived from participation in the InterFund Lending Program will be shared both by lending Funds and borrowing Funds.  The interest rate formula is designed to ensure that lending Funds receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in overnight repurchase agreements or other short-term investments, and that borrowing Funds incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts.  InterFund Loans will be made only when both of these conditions are met.  To ensure that these conditions are met, the InterFund Lending Program Administration Group will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made.  (It is not anticipated that the InterFund Lending Program Administration Group will compare rates on days when no lending or borrowing will be necessary.)  A Fund could participate in the proposed InterFund Lending Program only if the InterFund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk.  The Applicants believe that the risk of default on InterFund Loans would be de minimis given the asset coverage requirements for any InterFund Loan, the liquid nature of most Fund assets, and the conditions governing the InterFund Lending Program.

The InterFund Lending Program has been designed to serve as a supplemental source of credit only for the Funds' normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.

A Fund will be able to borrow under the InterFund Lending Program on an unsecured basis only if its total outstanding borrowings immediately after the interfund borrowings are 10% or less of its total assets.  Moreover, if a borrowing Fund has a secured loan from any other lender, its InterFund Loans also would be secured on the same basis.  A Fund could borrow under the InterFund Lending Program only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of its assets.  A Fund may not borrow through the InterFund Lending Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund's fundamental restriction or non-fundamental policy.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding InterFund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required.  Until each InterFund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% of its total assets is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan at least equal to 102% of the outstanding principal value of the loan.
Page 14 of 29 sequentially numbered pages (including exhibits)

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed below, any InterFund Loan would represent "high quality" debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to the Funds.  It is anticipated that Money Market Funds will (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by the Adviser.  In the great majority of cases, a Fund would extend an InterFund Loan only if the borrower's total outstanding borrowings immediately after the InterFund Loan are 10% or less of its assets (1000% asset coverage).  In the relatively few instances when a Fund would extend an InterFund Loan to a borrower with outstanding loans immediately after the InterFund Loan representing more than 10% of its total assets, the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all InterFund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan.  If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund's asset coverage.  Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan.  In addition, the maturity of an InterFund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days.  Thus, all InterFund Loans to a Fund would have at least the same level of protection as required by any third party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call InterFund Loans at any time on one business day notice, and the fact that the Independent Directors will exercise effective oversight of the InterFund Lending Program, the Applicants believe InterFund Loans to be comparable in credit quality to other high quality money market instruments.  Because Applicants believe that the risk of default on InterFund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for InterFund Loans except on the few occasions when a Fund's total outstanding borrowings represent more than 10% of its total assets (or when a third party lending bank with an outstanding loan to the Fund requires collateral).  Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the InterFund Lending Program.  Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured InterFund Loans, (iii) the demand feature of InterFund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the InterFund Lending Program Administration Group subject to the oversight of the Independent Directors.

Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote.  They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund.  In the event an InterFund Loan is not paid according to its terms and such default is not cured within two (2) business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the InterFund Loan Agreement, the InterFund Lending Program Administration Group promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will act as arbitrator of disputes concerning InterFund Loans and will have binding authority to resolve any disputes promptly.  In the event that the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

The Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest.  The Adviser, through the InterFund Lending Program Administration Group, would administer the InterFund Lending Program as a disinterested fiduciary as part of its duties under the investment management and administration agreements with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the InterFund Lending Program.  This means the InterFund Lending Program Administration Group will not collect any additional fees in connection with the administration of the InterFund Lending Program (i.e., it will not collect:  standard pricing, record keeping, book keeping or accounting fees in connection with the InterFund Lending Program).
Page 15 of 29 sequentially numbered pages (including exhibits)

The InterFund Lending Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund.  Under the InterFund Lending Program, the Funds would not negotiate interest rates between themselves and neither the Adviser nor the InterFund Lending Program Administration Group would set rates in its discretion.  Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each Fund which would be a function of the current rates quoted by independent third parties for short-term bank borrowing and for overnight repurchase agreements.  All Funds participating in the InterFund Lending Program on any given day would receive the same rate.

There also is no realistic potential that one Fund's portfolio manager(s) might maintain or expand his or her Fund's uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for InterFund Loans and the amount of interfund borrowing demand would be determined by the InterFund Lending Program Administration Group.  As discussed above, the InterFund Lending Program Administration Group will accumulate data at least once on each business day on the Fund's total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund's total uninvested cash positions.  The InterFund Lending Program Administration Group operates and would continue to operate independently of the Funds' portfolio managers.  The InterFund Lending Program Administration Group would not solicit cash for the InterFund Lending Program from any Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the InterFund Lending Program Administration Group.  The InterFund Lending Program Administration Group would allocate available cash to borrowing Funds on an equitable basis.  No portfolio manager would be able to direct that his or her Fund's cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the InterFund Lending Program Administration Group.  The InterFund Lending Program Administration Group will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or return remaining amounts to the Funds.

Second, the Funds' portfolio managers typically limit their Funds' cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.  A Fund may, however, have a large cash position when a portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.  Because portfolio manager compensation is related, in part, to their Funds' performance record and/or accomplishment of investment objectives, it would be contrary to the self-interest of such portfolio managers to jeopardize their Fund's performance in order to extend additional credit to other Funds.

Third, a portfolio manager's decision regarding the amount of his or her Fund's invested cash balance would be unlikely to affect the ability of other Funds to obtain InterFund Loans.  Applicants anticipate that, whenever the InterFund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending would typically exceed the demand from borrowing Funds.

For all the foregoing reasons, and subject to the above conditions, the Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

Exemption from Sections 17(a)(3) and 21(b) of the 1940 Act

AllianceBernstein L.P. is the adviser of each Fund, the Board is the same for certain of the Funds, the Funds share many of the same principal officers, and in the future, newly organized Funds may have the same Board and many of the same principal officers as the currently existing Funds.   Although the power of the trustees, directors, and officers of the Funds arises solely as a result of their official positions with the Funds, in view of the overlap of trustees, directors, and/or officers among the Funds, the Funds might be deemed to be under common control and thus "affiliated persons" of one another within the meaning of that term under Section 2(a)(3) of the 1940 Act.  While the Applicants believe that the Funds are not "affiliated persons" of one another, nevertheless, the Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.  The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that certain of the Funds could be deemed to be under common control by virtue of having AllianceBernstein L.P. their common investment adviser.
Page 16 of 29 sequentially numbered pages (including exhibits)

Exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b)

For the reasons set out below, each of the conditions for relief granted pursuant to Section 17(b) of the 1940 Act have been satisfied by the Applicants.

1.            The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned. The Applicants submit that the InterFund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching.  As discussed herein, interest rates for all InterFund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate.  Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them.  Because the interest rate formula is objective and verifiable, and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund's daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the InterFund Lending Program Administration Group and matched on an equitable basis pursuant to procedures approved by the Fund's Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other.  In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund's Board, including the Independent Directors, and the other terms and conditions adopted hereunder, also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

2.            The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds' Registration Statements. All borrowings and InterFund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment restrictions, policies and limitations of the respective Funds. The registration statement for each Fund participating in the InterFund Lending Program as a borrower discloses or will disclose the extent to which the Fund may borrow money for temporary or emergency purposes.

3.            The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.  The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act.  Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. The Applicants submit that there are ample protections in the proposed conditions to preclude the use of InterFund Loans to unduly increase the speculative nature of any Fund.  Each InterFund Loan will have a maturity of seven (7) days or less, making it inherently unsuitable for creating leverage in the Fund through the purchase of additional securities.  These are marked to market securities that are not speculative.  The Funds have the ability to make loans to entities that are higher risk than the other Funds.  A Fund's borrowings through the proposed InterFund Lending Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash redemptions for the preceding seven (7) calendar days or 102% of the Fund's sales fails for the preceding seven (7) calendar days.  Accordingly, the InterFund Loans could not be used to increase the speculative character of the borrowing Fund.  Therefore, the proposed InterFund Lending Program is fully consistent with the general purposes of the 1940 Act.  Moreover, the terms of each InterFund Loan will be fair to each Fund and will be preferable to either investing in short-term investments from the perspective of the lending Fund or borrowing from a bank from the perspective of the borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money "directly or indirectly" to any person if such lending is not permitted by the company's investment policies as described in its registration statement and reports filed with the Commission.  Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require registered investment companies to disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons.  A Fund would include disclosure regarding the InterFund Lending Program in its registration statement as long as the Fund participates in the InterFund Lending Program.
Page 17 of 29 sequentially numbered pages (including exhibits)

The InterFund Lending Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act.  These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.  The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act.  To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans.  See S. Rep.  No. 1775, 76th Cong., 3d Sess.  15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess.  124 (1940).  The lending transactions at issue here do not involve upstream loans.  The proposed transactions do not raise such concerns because (i) the Adviser, through the InterFund Lending Program Administration Group members, would administer the InterFund Lending Program as a disinterested fiduciary as part of its duties under the investment management and administration agreements with each Fund; (ii) all InterFund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the InterFund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through short-term repurchase agreements or certain other short-term investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements.  Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act

The Applicants do not concede that the proposed InterFund Lending Program would involve transactions by any "affiliated persons" of a Fund.  Applicants further submit that the proposed InterFund Lending Program would involve neither the issuance or sale of any "security" by a borrowing Fund to a lending Fund nor the purchase of any "security" by a lending Fund from a borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act.  However, because of the broad definition of a "security" in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an InterFund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an InterFund Loan by the borrowing Fund to the lending Fund could constitute a "purchase" of securities for the purposes of Section 17(a)(2).  Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds' participation in the proposed InterFund Lending Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an InterFund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance).  Any collateral pledged to secure an InterFund Loan will be available solely to secure repayment of such InterFund Loan.

The Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.  Furthermore, the Applicants submit that the proposed InterFund Lending Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed.  Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company's acquisition of securities issued by another investment company.  That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies.  In the instant case, the entire purpose of the proposed InterFund Lending Program is to provide economic benefits for all the participating Funds and their shareholders.  The Adviser, through the InterFund Lending Program Administration Group, would administer the InterFund Lending Program as a disinterested fiduciary and disinterested party, to ensure fair treatment of all the Funds and their shareholders, and the Adviser will receive no additional compensation for its services in administering the InterFund Lending Program.  There would be no duplicative costs or fees to the Funds or their shareholders.  Neither the Adviser to the lending Fund nor the Adviser to the borrowing Fund would receive any compensation for their services.
Page 18 of 29 sequentially numbered pages (including exhibits)

Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder

The Applicants also believe that the proposed InterFund Lending Program would not involve any "joint transaction," "joint enterprise" or "joint profit sharing arrangement" with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  To avoid any possible issue, however, the Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed InterFund Lending Program.

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company.  Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.3  For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the InterFund Lending Program would not involve overreaching or an unfair advantage.  Furthermore, the InterFund Lending Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders.  Finally, the requested order is appropriate because, as previously discussed herein, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations.  Thus, each Fund's participation in the proposed InterFund Lending Program would be on terms that are no less advantageous than those of any other participating Fund.

Exemption from Section 18(f)(1) of the 1940 Act

The Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the InterFund Lending Program (because the lending Funds are not banks).  Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing "any class of senior security…except that any such registered company shall be permitted to borrow from any bank:  [p]rovided, [t]hat immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company..."  The Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the InterFund Lending Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund.  Collateralized borrowings under the InterFund Lending Program would require at least a three to one ratio of asset coverage to debt.  The Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Fund, including the combined InterFund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, the Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed InterFund Lending Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act.  The Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.

VII.            CONCLUSION

For the foregoing reasons, the Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act.  Applicants also submit that their participation by the Funds in the InterFund Lending Program would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

3 See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.
Page 19 of 29 sequentially numbered pages (including exhibits)

VIII.            PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application.  The Authorization required by Rule 0-2(c) under the 1940 Act is included in this application as Exhibit B.  The Verifications required by Rule 0-2(d) under the 1940 Act are included in this application as Exhibits C and D.

The Applicants request that the Commission issue the requested exemptive order without a hearing in accordance with the procedures of Rule 0-5 under the 1940 Act.

Page 20 of 29 sequentially numbered pages (including exhibits)

IX.            SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, the Applicants have caused this Application to be duly signed on the 22nd day of July, 2016.

EACH COMPANY LISTED IN EXHIBIT A TO THE APPLICATION

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp, Secretary

ALLIANCEBERNSTEIN L.P.

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp, Assistant Secretary

Page 21 of 29 sequentially numbered pages (including exhibits)

Exhibit Index

Exhibit
A	Schedule of Companies
B	Authorizing Resolutions of the Companies
C	Verification of the Companies
D	Verification of AllianceBernstein L.P.

Page 22 of 29 sequentially numbered pages (including exhibits)

EXHIBIT A

SCHEDULE OF COMPANIES

AB Bond Fund, Inc.
- AB Intermediate Bond Portfolio
- AB Bond Inflation Strategy
- AB All Market Real Return Portfolio
- AB Municipal Bond Inflation Strategy
- AB Limited Duration High Income Portfolio
- AB Government Reserves Portfolio
- AB Tax-Aware Fixed Income Portfolio
- AB Credit Long/Short Portfolio
- AB High Yield Portfolio
- AB Income Fund

AB Cap Fund, Inc.
- AB Small Cap Growth Portfolio
- AB Emerging Markets Multi-Asset Portfolio
- AB Select US Equity Portfolio
- AB All Market Growth Portfolio
- AB Select US Long/Short Portfolio
- AB Concentrated Growth Fund
- AB Multi-Manager Alternative Strategies Fund
- AB Long/Short Multi-Manager Fund
- AB Global Core Equity Portfolio
- AB Emerging Markets Growth Portfolio
- AB Small Cap Value Portfolio
- AB Multi-Manager Select Retirement Allocation Fund
- AB Multi-Manager Select 2010 Fund
- AB Multi-Manager Select 2015 Fund
- AB Multi-Manager Select 2020 Fund
- AB Multi-Manager Select 2025 Fund
- AB Multi-Manager Select 2030 Fund
- AB Multi-Manager Select 2035 Fund
- AB Multi-Manager Select 2040 Fund
- AB Multi-Manager Select 2045 Fund
- AB Multi-Manager Select 2050 Fund
- AB Multi-Manager Select 2055 Fund
- AB All Market Income Portfolio
- AB All Market Alternative Return Portfolio
- AB Concentrated International Growth Portfolio
- AB International Strategic Core Portfolio
- AB Emerging Markets Core Portfolio
- AB Asia ex-Japan Equity Portfolio

AB Core Opportunities Fund, Inc.

AB Corporate Shares
- AB Corporate Income Shares
- AB Municipal Income Shares
- AB Taxable Multi-Sector Income Shares

AB Discovery Growth Fund, Inc.
Page 23 of 29 sequentially numbered pages (including exhibits)

AB Equity Income Fund, Inc.

AB Government Exchange Reserves

AB Fixed-Income Shares, Inc.
- AB Government Money Market Portfolio

AB Global Bond Fund, Inc.

AB Global Real Estate Investment Fund, Inc.

AB Global Risk Allocation Fund, Inc.

AB Global Thematic Growth Fund, Inc.

AB Growth and Income Fund, Inc.

AB High Income Fund, Inc.

AB Institutional Funds, Inc.
- AB Global Real Estate Investment Fund II

AB International Growth Fund, Inc.

AB Large Cap Growth Fund, Inc.

AB Municipal Income Fund, Inc.
- AB California Portfolio
- AB High Income Municipal Portfolio
- AB National Portfolio
- AB New York Portfolio

AB Municipal Income Fund II
- AB Arizona Portfolio
- AB Massachusetts Portfolio
- AB Michigan Portfolio
- AB Minnesota Portfolio
- AB New Jersey Portfolio
- AB Ohio Portfolio
- AB Pennsylvania Portfolio
- AB Virginia Portfolio

AB Trust
- AB International Value Fund
- AB Discovery Value Fund
- AB Value Fund

AB Unconstrained Bond Fund, Inc.
Page 24 of 29 sequentially numbered pages (including exhibits)

AB Variable Products Series Fund, Inc.
- AB Balanced Wealth Strategy Portfolio
- AB Dynamic Asset Allocation Portfolio
- AB Global Thematic Growth Portfolio
- AB Growth Portfolio
- AB Growth and Income Portfolio
- AB Intermediate Bond Portfolio
- AB International Growth Portfolio
- AB International Value Portfolio
- AB Large Cap Growth Portfolio
- AB Real Estate Investment Portfolio
- AB Small Cap Growth Portfolio
- AB Small-Mid Cap Value Portfolio
- AB Value Portfolio
- AB Global Risk Allocation — Moderate Portfolio
- AB Global Bond Portfolio
- AB Multi-Manager Alternative Strategies Portfolio

Sanford C. Bernstein Fund, Inc.
-  U.S. Government Short Duration Portfolio
-  Short Duration Plus Portfolio
-  Intermediate Duration Portfolio
-  Short Duration New York Municipal Portfolio
-  Short Duration California Municipal Portfolio
-  Short Duration Diversified Municipal Portfolio
-  New York Municipal Portfolio
-  California Municipal Portfolio
-  Diversified Municipal Portfolio
-  International Portfolio
-  Tax-Managed International Portfolio
-  Emerging Markets Portfolio
-  Overlay A Portfolio
-  Tax-Aware Overlay A Portfolio
-  Overlay B Portfolio
-  Tax-Aware Overlay B Portfolio
-  Tax-Aware Overlay C Portfolio
-  Tax-Aware Overlay N Portfolio

Sanford C. Bernstein Fund II, Inc.
- Bernstein Intermediate Duration Institutional Portfolio

Bernstein Fund, Inc.
- International Strategic Equities Portfolio
- International Small Cap Portfolio
- Small Cap Core Portfolio

The AB Pooling Portfolios
- AB U.S. Value Portfolio
- AB U.S. Large Cap Growth Portfolio
- AB Multi-Asset Real Return Portfolio
- AB International Value Portfolio
- AB International Growth Portfolio
- AB Short Duration Bond Portfolio
- AB Global Core Bond Portfolio
- AB Bond Inflation-Protection Portfolio
- AB High Yield Portfolio
- AB Small-Mid Cap Value Portfolio
- AB Small-Mid Cap Growth Portfolio
- AB Volatility Management Portfolio
Page 25 of 29 sequentially numbered pages (including exhibits)

The AB Portfolios
- AB Growth Fund
- AB Balanced Wealth Strategy
- AB Wealth Appreciation Strategy
- AB Conservative Wealth Strategy
- AB Tax-Managed Balanced Wealth Strategy
- AB Tax-Managed Wealth Appreciation Strategy
- AB Tax-Managed Conservative Wealth Strategy

Alliance California Municipal Income Fund, Inc.

AllianceBernstein Global High Income Fund, Inc.

AllianceBernstein National Municipal Income Fund, Inc.

AB Multi-Manager Alternative Fund

Page 26 of 29 sequentially numbered pages (including exhibits)

EXHIBIT B

AUTHORIZING RESOLUTIONS OF THE COMPANIES

Resolutions Adopted By the Board of Each Fund:

RESOLVED, that the Board hereby authorizes and directs the officers of the Funds, with the assistance of legal counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), for exemptions from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the 1940 Act, and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Funds that will allow the Funds, on behalf of each of its series, as applicable, to engage in interfund lending, in a form satisfactory to such officers and counsel to the Funds, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board's authorization hereby; and be it,

FURTHER RESOLVED, that the proper officers of the Funds are hereby authorized, with the advice of counsel, to take all necessary, appropriate or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolutions.
Page 27 of 29 sequentially numbered pages (including exhibits)

EXHIBIT C

VERIFICATION OF THE COMPANIES

The undersigned states that (i) she has duly executed the attached Application, dated July 22, 2016, for and on behalf of each company listed in Exhibit A to the Application; (ii) that she is the Secretary of each such Company; and (iii) all action by the Board of Directors/Trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EACH COMPANY LISTED IN EXHIBIT A TO THE APPLICATION

By:	/s/ Emilie D. Wrapp
Name:	Emilie D. Wrapp
Title:	Secretary

Page 28 of 29 sequentially numbered pages (including exhibits)

EXHIBIT D

VERIFICATION OF ALLIANCEBERNSTEIN L.P.

The undersigned states that (i) he has duly executed the attached Application, dated July 22, 2016 for and on behalf of AllianceBernstein L.P.; (ii) that she is Assistant Secretary of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Emilie D. Wrapp
Name:	Emilie D. Wrapp
Title:	Assistant Secretary

Page 29 of 29 sequentially numbered pages (including exhibits)